Exhibit 99.1

KNOREX LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$210,993	$824,728
Accounts receivable, net	673,528	1,880,941
Other receivables	153,143	371,271
Other receivables - related party	37,278	-
Prepaid expenses and other current assets	378,388	399,647
Total Current Assets	1,453,330	3,476,587

NON-CURRENT ASSETS
Property and equipment, net	15,530	22,866
Operating right-of-use assets	121,807	137,010
Capitalized software development costs	1,282,916	1,270,369
Deferred offering costs	939,089	517,938

Total Assets	$3,812,672	$5,424,770

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Current portion of long-term loans - bank	$415,666	$482,454
Short-term loans - third parties	4,910,607	2,219,102
Short-term loans - related parties	379,274	271,441
Accounts payable	2,125,237	2,710,891
Other payables and accrued liabilities	2,257,484	1,807,263
Other payables - related parties	71,458	20,111
Deferred revenue	32,268	45,235
Operating lease liability	30,784	28,840
Convertible notes	2,221,970	1,900,965
Total Current Liabilities	12,444,748	9,486,302

NON-CURRENT LIABILITIES
Long-term loans - bank, net of current portion	24,296	178,535
Deferred tax liabilities	3,155	-
Operating lease liability - non-current	95,771	111,933
Employee benefit obligations - non-current	10,025	-

Total Liabilities	$12,577,995	$9,776,770

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, Class A, $0.0005 par value, 90,000,000 shares authorized, 22,642,538 and 22,477,825 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	11,322	11,240
Ordinary shares, Class B, $0.0005 par value, 10,000,000 shares authorized, 4,780,575 shares issued and outstanding as of June 30, 2025 and December 31, 2024*	2,390	2,390
Additional paid-in capital	47,535,336	45,914,112
Accumulated deficit	(55,258,300)	(49,416,584)
Accumulated other comprehensive loss	(1,056,687)	(863,282)
Total KNOREX Ltd. Shareholders’ Deficit	(8,765,939)	(4,352,124)

Noncontrolling interests	616	124
Total Shareholders’ Deficit	(8,765,323)	(4,352,000)

Total Liabilities and Shareholders’ Deficit	$3,812,672	$5,424,770

*	Giving retroactive effect to the 1-for-20 share split effected on February 26, 2024 and additional issuance of 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares effected on September 30, 2024 as part of the reverse capitalization consideration.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars)

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
REVENUES	$2,826,381	$5,497,418

COST OF REVENUES	1,547,272	3,268,901

GROSS PROFIT	1,279,109	2,228,517

OPERATING EXPENSES:
Platform operations	1,383,969	1,510,882
Sales and marketing	1,353,208	1,469,603
Technology and development	1,232,040	1,203,894
General and administrative	937,837	853,052
Total Operating Expenses	4,907,054	5,037,431

LOSS FROM OPERATIONS	(3,627,945)	(2,808,914)

OTHER (EXPENSE) INCOME
Interest expense, net	(858,205)	(34,928)
Stock-based compensation expense	-	(277,609)
Amortization of discount on debt instrument	(137,662)	(14,230)
Foreign exchange (loss) gain	(18,141)	210,730
Other income, net	98,643	5,205
Total Other Expense, net	(915,365)	(110,832)

LOSS BEFORE INCOME TAXES	(4,543,310)	(2,919,746)

PROVISION FOR INCOME TAXES	74,763	16,248

NET LOSS	(4,618,073)	(2,935,994)

Less: Net income attributable to noncontrolling interest	(630)	(540)

NET LOSS ATTRIBUTABLE TO KNOREX LTD.	$(4,618,703)	$(2,936,534)

NET LOSS	$(4,618,073)	$(2,935,994)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(193,543)	(69,441)

TOTAL COMPREHENSIVE LOSS	(4,811,616)	(3,005,435)

Less: Comprehensive income attributable to noncontrolling interest	492	310

COMPREHENSIVE LOSS ATTRIBUTABLE TO KNOREX LTD.	$(4,812,108)	$(3,005,745)

WEIGHTED AVERAGE NUMBER OF CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES
Basic and diluted*	27,414,988	26,719,601

LOSS PER SHARE
Basic and diluted	$(0.17)	$(0.11)

*	Giving retroactive effect to the 1-for-20 share split effected on February 26, 2024 and additional issuance of 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares effected on September 30, 2024 as part of the reverse capitalization consideration.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Stated in U.S. Dollars)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Capital	Shares	Capital	capital	deficit	loss	interest	deficit
BALANCE, December 31, 2024	22,477,825	$11,240	4,780,575	$2,390	$45,914,112	$(49,416,584)	$(863,282)	$124	$(4,352,000)
Net (loss) income	-	-	-	-	-	(4,618,703)	-	630	(4,618,073)
Issuance of ordinary shares through exercise of warrants	164,713	82	-	-	202,376	-	-	-	202,458
Incremental fair value on modification of warrants	-	-	-	-	1,223,013	(1,223,013)	-	-	-
Issuance of warrants	-	-	-	-	195,835	-	-	-	195,835
Foreign currency translation adjustment	-	-	-	-	-	-	(193,405)	(138)	(193,543)
BALANCE, June 30, 2025 (Unaudited)	22,642,538	$11,322	4,780,575	$2,390	$47,535,336	$(55,258,300)	$(1,056,687)	$616	$(8,765,323)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’equity
	Shares*	Capital	Shares*	Capital	capital	deficit	loss	interest	(deficit)
BALANCE, December 31, 2023	21,667,400	$10,835	4,780,575	$2,390	$44,577,911	$(43,532,433)	$(906,828)	$(186)	$151,689
Net (loss) income	-	-	-	-	-	(2,936,534)	-	540	(2,935,994)
Issuance of ordinary shares through exercise of warrants	810,425	405	-	-	1,336,201	-	-	-	1,336,606
Issuance of warrants	-	-	-	-	277,609	-	-	-	277,609
Foreign currency translation adjustment	-	-	-	-	-	-	(69,121)	(230)	(69,351)
BALANCE, June 30, 2024 (Unaudited)	22,477,825	$11,240	4,780,575	$2,390	$46,191,721	$(46,468,967)	$(975,949)	$124	$(1,239,441)

*	Giving retroactive effect to the 1-for-20 share split effected on February 26, 2024 and additional issuance of 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares effected on September 30, 2024 as part of the reverse capitalization consideration.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,618,073)	$(2,935,994)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,621	10,201
Amortization of operating right-of-use assets	15,078	38,079
Amortization of discount on debt instrument	137,662	14,230
Amortization of capitalized software development costs	382,931	401,555
(Recovery of) provision for credit losses	(5,868)	156,524
Gain on disposal of equipment	-	(59)
Loss on disposal of investment in subsidiary	(7,936)	-
Stock-based compensation expense	-	277,609
Deferred tax expenses	3,139	-
Change in operating assets and liabilities
Accounts receivable	1,213,282	(442,242)
Other receivables	216,768	(27,543)
Other receivables - related parties	(37,278)	35,966
Prepaid expenses and other current assets	20,856	(51,342)
Accounts payable	(585,682)	(194,523)
Other payables and accrued liabilities	452,211	(424,797)
Other payables - related parties	51,348	(194,723)
Taxes payable	8,722	-
Deferred revenue	(12,966)	(65,594)
Operating lease liability	(14,097)	(36,896)
Employee benefit obligations	9,974	-
Net cash used in operating activities	(2,759,308)	(3,439,549)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(10,300)	(10,246)
Capitalized software development costs	(395,479)	(434,811)
Net cash used in investing activities	(405,779)	(445,057)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of deferred offering costs	(421,152)	(55,091)
Proceeds from convertible notes	321,005	1,636,193
Proceeds from exercise of warrants	202,458	1,336,606
Proceeds from short-term loan - third parties	2,924,942	-
Repayments of short-term loan - third parties	(160,000)	-
Proceeds from short-term loan - related parties	226,796	80,975
Repayments of short-term loan - related parties	(118,964)	-
Repayments of long-term loans - bank	(245,023)	(200,261)
Net cash provided by financing activities	2,730,062	2,798,422

EFFECT OF EXCHANGE RATE CHANGES	(178,710)	(70,582)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(613,735)	(1,156,766)

CASH AND CASH EQUIVALENTS, beginning of the period	824,728	1,862,781

CASH AND CASH EQUIVALENTS, end of the period	$210,993	$706,015

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$40,517	$16,248
Cash paid for interest	$-	$35,574

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liability	$-	$170,374
Issuance of warrants	$195,835	$277,609
Incremental fair value on modification of warrants	$1,223,013	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KNOREX LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars, unless stated otherwise)

Note 1– Nature of business and organization

The Company is an exempted company incorporated on May 9, 2023 in Cayman Islands. The Company has no substantial operations other than holding all the outstanding share capital of its subsidiaries. The Company, through its subsidiaries, is a technology company that provides a new category of online advertising software called Advertising Management and Execution (AMX) system. The Company’s flagship product — KNOREX XPOSM, is a suite of cloud-based AMX software applications that provide marketers an integrated management of digital advertising to streamline workflow and enhance advertising efficiency, aided by AI/ML for intelligent automation and scaling. XPO lets marketers manage and control core mission-critical online advertising processes all in one place — manual or AI-assisted advertisements creation, management of data feeds for use in advertising creatives, activation of omni-channel advertising campaigns, acquisition of audience data from data marketplaces, optimization of cross-channel advertising campaigns performance, data management, advertising trackers/pixels management for tracking and measurement, consolidation of disparate data and reporting across multiple channels and platforms, accounts reconciliation and billing management.

The Company undertook a reverse recapitalization on September 30, 2024 (“Reorganization”) through entering into a restructuring agreement with the shareholders of Knorex SG, resulting in the shareholders of Knorex SG and certain other persons becoming 100% shareholders of the Company. As of the date of this prospectus, the Reorganization was completed and the Company now owns 100% of Knorex SG. As a result, the Company newly issued 22,477,825 Class A Ordinary Shares of par value US$0.0005 each and 4,780,555 Class B Ordinary Shares of par value US$0.0005 each, and the Company’s outstanding shares increased to 22,477,825 Class A Ordinary Shares and 4,780,575 Class B Ordinary Shares from 20 Class B Ordinary Shares. All share and per share data have been retroactively restated to reflect the current capital structure of the Company. Before and after the Reorganization, the Company, together with its subsidiaries (as indicated below), is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a reorganization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name		Background	Ownership
Knorex Pte. Ltd. (“Knorex SG”)	●	A Singapore company	100% owned by the Company
	●	Incorporated on September 9, 2009
	●	Provides sales and local support, and product management service
Knorex Inc. (“Knorex US”)	●	A Delaware Corporation in the United States	100% owned by Knorex SG
	●	Incorporated on May 9, 2018
	●	Provides sales and local support and product management service
Knorex Software Sdn. Bhd. (“Knorex MY”)	●	A Malaysia company	100% owned by Knorex SG
	●	Incorporated on August 30, 2010
	●	Provides creative design support
Knorex Vietnam Co. Limited (“Knorex VN”)	●	A Vietnam company	99% owned by Knorex SG
	●	Incorporated on July 18, 2013
	●	Provides technical development, research and development and customer and technical support
Knorex India Private Limited (“Knorex IN”)	●	An India company	99.99% owned by Knorex SG
	●	Incorporated on June 17, 2016
	●	Provides technical development, research and development, software testing, quality assurance and quality control service and customer and technical support
Knorex (Thailand) Co. Ltd. (“Knorex TH”)	●	A Thailand company	100% owned by Knorex SG through deed of trust*
	●	Incorporated on November 19, 2013
	●	Dissolution in progress
Knorex Pty. Ltd. (“Knorex AU”)	●	An Australia company	100% owned by Knorex SG through deed of trust*
	●	Incorporated on March 30, 2015
	●	Approved for voluntary deregistration from the Australian Securities & Investments Commission (ASIC) on January 3, 2024
Knorex (Guangzhou) Pte. Ltd. (“Knorex CN”)	●	A People’s Republic of China company	100% owned by Knorex SG
	●	Incorporated on October 27, 2017
	●	A dormant company
Adziggy, Inc (“Adziggy US”)	●	A Delaware Corporation in the United States	100% owned by Knorex SG
	●	Incorporated on June 13, 2019
	●	A dormant company
Ascendx Medica Technologies Pte. Ltd. (“AscendX”)	●	A Singapore company	100% owned by Knorex SG
	●	Incorporated on June 11, 2025
	●	Development of software and applications

*	Knorex SG is the trustee and is the beneficial owner of Knorex TH and Knorex AU affected through the execution of deed of trust agreement. Knorex TH and Knorex AU’s operations are immaterial to the Company’s accompanying financial statements.

Note 2 – Summary of significant accounting policies

Going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a working capital deficit of approximately US$11 million and accumulated deficit of approximately $55.3 million as of June 30, 2025. The Company also incurred net loss of approximately $4.6 million and had operating cash outflow of approximately $2.8 million for the six months ended June 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	Equity financing;
●	Debt financing through issuance of convertible notes; and
●	Other available sources of financing from banks or other financial institutions.

In October 2025, the Company completed its initial public offering with gross proceeds of $12.0 million. In addition, management has continued to commence a strategy to raise additional debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there will likely be a material adverse effect on the Company’s business. All these factors raise substantial doubt about the ability of the Company to continue as a going concern.

The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These unaudited condensed consolidated financial statements have been prepared on the same basis as its annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the Company’s financial information. These interim results are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2025, or for any other interim period or for any other future year.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operations and comprehensive loss. Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include lease classification and liabilities, operating right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, contingencies and estimated fair value of warrants. Actual results could differ from these estimates.

Foreign currency translation and transactions

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company and its’ subsidiaries in Singapore, Malaysia, Vietnam, India, Thailand, Australia, and China conduct its businesses and maintain its books and records in the respective currency, United States Dollars (“US$”), Malaysian Ringgit (“MYR”), Vietnamese Dong (“VND”), Indian Rupee (“INR”), Thai Baht (“THB”), Australian Dollar (“AUD”) and Chinese Renminbi (“RMB”), as its functional currency, respectively.

In general, for consolidation purposes, assets, and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the statements of shareholders’ equity (deficit). Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Translation of foreign currencies into US$1 has been made at the following exchange rates for the respective periods:

	As of and for the six months ended June 30,		As of December 31,
	2025	2024	2024
As of period-end SGD: US$1 exchange rate	1.2757	-	1.3606
As of period-end MYR: US$1 exchange rate	4.2285	-	4.4650
As of period-end VND: US$1 exchange rate	26,094.94	-	25,484.98
As of period-end INR: US$1 exchange rate	85.5081	-	85.4781
As of period-end THB: US$1 exchange rate	32.5549	-	34.1887
As of period-end AUD: US$1 exchange rate	1.5309	-	1.6075
As of period-end RMB: US$1 exchange rate	7.1714	-	7.2988
Year ended-average SGD: US$1 exchange rate	1.3183	1.3492	-
Year ended-average MYR: US$1 exchange rate	4.3448	4.7352	-
Year ended-average VND: US$1 exchange rate	25,713.48	24,974.66	-
Year ended-average INR: US$1 exchange rate	85.9449	83.2755	-
Year ended-average THB: US$1 exchange rate	33.3925	36.3147	-
Year ended-average AUD: US$1 exchange rate	1.5754	1.5240	-
Year ended-average RMB: US$1 exchange rate	7.2277	7.2055	-

Enterprise-wide disclosure

The Company’s chief operating decision-maker is identified as the chief executive officer who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within one operating and reportable segment, as Chief Operating Decision Maker (CODM) reviews financial information and allocates resources. The CODM assesses the Company’s performance on a consolidated basis, without distinguishing between different product lines, services, or geographic regions. The Company’s operations are highly integrated, with centralized management of strategy, operations, compliance, and financial planning. As such, discrete financial information is not prepared or regularly reviewed for separate components of the business.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash and cash equivalents.

Accounts receivable, net

Accounts receivables are recorded at the invoiced amount less an allowance for credit losses and do not bear interest, which are due after 30 days. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customers’ financial conditions, credit histories, and the current economic conditions to adjust the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company adopted ASC 326 to assess the allowance for credit losses. ASC 326 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

Other receivables

Other receivables primarily include receivables from tax authorities on overpayment of sales and services taxes, employee advance, receivables from recourse factoring company, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances for credit losses when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes realization of amounts due are at risk. Accounts considered unrealizable are written off against allowances after exhaustive efforts at realization of services are made. As of June 30, 2025 and December 31, 2024, no allowance for credit losses was recorded.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	5 years
Furniture and fixtures	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Capitalized software development costs

Software development costs consist of capitalized costs related to purchase and develop internal-use software. The Company uses such software to provide services to its customers. The costs to purchase and develop internal-use software are capitalized from the time that the preliminary project stage is completed, and it is considered probable that the software will be used to perform the function intended. These costs include personnel and personnel-related employee benefits for employees directly associated with the software development and external costs of the materials or services consumed in developing or obtaining the software.

Any costs incurred for upgrades and functionality enhancements of the software are also capitalized. Once this software is ready for use in providing the Company’s services, these costs are amortized on a straight-line basis over the three-year estimated useful life. The amortization is presented within amortization in the unaudited condensed consolidated statements of operations and comprehensive loss.

Software development costs that are capitalized in internal-use software cost were US$395,479 and US$434,811 during the six months ended June 30, 2025 and 2024, respectively.

Impairment for long-lived assets

In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2025 and December 31, 2024, no impairment of long-lived assets was recognized.

Deferred offering costs

Deferred offering costs represent costs associated with the Company’s proposed offering of Class A and Class B Ordinary Shares which will be netted against the proceeds of the offering. If the offering is not successful, these costs will be expensed.

Other payables and accrued expenses

Other payables and accrued expenses are recognized when the Company has a present obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. These liabilities include amounts owed for services received but not yet invoiced, accrued payroll, taxes payable, recourse factoring liabilities, and other miscellaneous accrued liabilities.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A and Class B Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. Warrants that do not meet all the criteria for equity classification are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. The Company determined that upon the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

For issued warrants that meet all of the criteria for equity classification and issued with debt instruments, the proceeds from the sale of the debt instruments are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital. The remainder of the proceeds is allocated to the debt instrument portion of the transaction at a discount and accreted over the term of the debt instrument using the effective interest rate method.

For issued warrants that meet all of the criteria for equity classification and issued with preferred equity instruments, the portion of the proceeds so allocated to the warrants based on the relative fair values of the equity instrument without the warrants and of the warrants themselves at time of issuance are accounted for as paid-in capital altogether. The remainder of the proceeds is allocated to the equity instrument portion of the transaction at discount as a deemed dividend, which adjusts retained earnings (or in the absence of retained earnings, additional paid-in capital).

Convertible notes

Upon adoption of ASU 2020-06 on January 1, 2021, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

Revenue recognition

The Company’s revenues are derived from providing advertising management and execution software application and advertising services to brand advertisers, and media agencies (collectively as “marketers”).

The Company recognizes revenues when its customer obtains control of promised services in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when a performance obligation is satisfied.

For arrangements with multiple performance obligations, which represent promises within an arrangement that are capable of being distinct and are separately identifiable, the Company allocates the contract consideration to all distinct performance obligations based on their relative standalone selling price, which is typically estimated based on observable transactions when these services are sold on a standalone basis.

Revenue recognition policies for each type of revenue stream are as follows:

(1) Platform subscription fee

- Performance obligation satisfied over a period of time

The Company provides a new category of online advertising software called Advertising Management and Execution (AMX) system, which is a digital advertising platform with software applications that empower marketers with on-demand access and usage throughout the contract period. The Company charges a monthly platform subscription fee to its customers. Subscription fee revenues are recognized over the subscription period. The Company’s contracts do not generally contain refund provisions for fees earned related to the incurred subscription period. A refund will be provided only when there is a change in the platform due to new feature that renders the system unusable to its customer for subscription period that has not begun. Historically, the Company has not experienced any such refund.

(2) Platform services

- Performance obligation satisfied over a period of time

The Company provides a comprehensive package of online advertisement solutions, including the purchasing of advertisement placements, audience data, tracking and measurement, and other technical features. The platform services are recognized when impressions are delivered. The Company recognizes revenue from the display of impression-based advertisements over the contracted period in which the impressions are delivered. Impressions are considered delivered when an advertisement is displayed to users. Refunds will be provided only when there is a bug or error in the XPO platform causing undeliverable impressions during the advertising/execution process. Refunds will be prorated and applied to the remaining contracted period from the time the undeliverable impressions were detected. Historically, the Company has not experienced any significant refund.

(3) Managed activations and professional services

- Performance obligation satisfied over a period of time

The Company provides managed activations and professional services of, including but not limited to, advertising measurement, campaign setup and monitoring, conversion tracking set up, analytics reporting, creative design services, digital marketing consultation, custom reporting, and campaign strategy and optimization consultations. These services are recognized over the service period since its customer simultaneously receives and consumes the benefits provided by the Company’s performance. Refunds will be provided on any occurrence of mistakes made by the Company’s staff upon execution. Refunds will be prorated and negotiated with the customer. Historically, the Company has not experienced any significant refund.

The Company’s accounts receivable consist primarily of receivables related to platform subscription fee, providing platform services, managed activations and professional services, for which the Company’s contracted performance obligations have been satisfied, the amount has been billed and the Company has an unconditional right to payment. The Company typically bills customers monthly based on actual delivery. The payment terms vary, mainly with terms of 30 days or less.

The Company applies the practical expedient in ASC 606 and does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. As of June 30, 2025 and December 31, 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as deferred revenue until the revenue recognition performance obligations are met.

The following table presents the Company’s deferred revenue balances, net increase in current period of deferred revenue, and revenue recognized from beginning deferred revenue therein:

	June 30, 2025	December 31, 2024
	US$	US$
Beginning balance	$45,235	$126,440
Add: net increase in current period of deferred revenue	11,061	45,235
Less: revenue recognized from beginning deferred revenue	(24,028)	(126,440)
Ending balance	$32,268	$45,235

As of June 30, 2025 and December 31, 2024, the Company had deferred revenue of US$32,268 and US$45,235, respectively, among which, US$32,268 is expected to be recognized as revenue during the twelve months ended June 30, 2026 and US$24,028 was recognized as revenue during the six months ended June 30, 2025.

Cost of revenues

Cost of revenues consist primarily of costs to run the advertisement serving services. These costs include cost to acquire advertisement media sources, advertisement data sources and advertisement related technology features.

Operating expenses

The Company classifies its operating expenses into four categories and allocates overhead such as information technology infrastructure, rent and occupancy charges based on headcount for all these categories:

Platform operations

Platform operations expenses consist primarily of expenses related to hosting the Company’s XPO platform, which include hosting costs, data-related costs, data and privacy certifications and audits, and personnel costs of salaries and other compensation-related expenses attributable to personnel who support the platform and provide clients with platform support.

Sales and marketing

Sales and marketing expenses consist primarily of personnel costs of salaries and other compensation-related expenses for the Company’s sale and marketing personnel, professional services costs and facility related costs related to advertising, product management, promotional materials, public relations, other sales and marketing programs.

Technology and development

Technology and development expenses consist primarily of personnel costs of salaries and other compensation-related expenses for the Company’s technology and development personnel with the ongoing development and maintenance of the Company’s platform, professional services costs and facility related costs as well as costs related to research and product development. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization in accordance with ASC 350-40, Internal-Use Software (“ASC 350-40”), which requires the capitalization of certain costs incurred only during the application development stage. The Company evaluates periodically research and development costs that may be eligible for capitalization. During the six months ended June 30, 2025 and 2024, amortization expense of capitalized software development costs amounted to US$382,931 and US$401,555, respectively.

General and administrative

General and administrative expenses consist primarily of personnel costs of salaries and other compensation-related expenses for executive management, finance, accounting, human resources, legal, compliance, and other administrative functions as well as professional services costs and other facility related costs.

Defined contribution plan

The full-time employees of the Company in certain countries are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant countries’ government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were US$201,956 and US$204,431 for the six months ended June 30, 2025 and 2024, respectively.

Income taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company’s unaudited condensed consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying unaudited condensed consolidated statements of operations.

The Company makes assumptions, judgments and estimates to determine the current income tax provision, tax benefits from uncertain tax positions, deferred tax asset and liabilities and valuation allowance recorded against a deferred tax asset. The assumptions, judgments and estimates related to the current income tax provision (benefit) take into account current tax laws, their interpretation and potential outcomes of foreign and domestic tax audits. Changes in tax law and their interpretation could significantly impact on the income taxes provided in the Company’s unaudited condensed consolidated financial statements.

The evaluation of the Company’s uncertain tax positions involves significant judgment in the interpretation and application of GAAP and complex domestic and international tax laws, and matters related to the allocation of international taxation rights between countries. Although management believes the Company’s reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in the Company’s reserves. Reserves are adjusted considering changing facts and circumstances, such as the closing of a tax examination or the refinement of an estimate. Assumptions, judgments and estimates relative to the amount of deferred income taxes, and any applicable valuation allowances, take into account future taxable income. Any of the assumptions, judgments and estimates mentioned above could cause the actual income tax obligations to differ from estimates.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains, and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average Class A and Class B Ordinary Shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A and Class B Ordinary Shares (e.g., convertible securities) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Dilutive potential ordinary shares also consist of the average number of incremental shares of Class A and Class B Ordinary Shares issuable upon the exercise of the stock options and warrants. Potential Class A and Class B Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and cash equivalents, accounts receivable, net, other receivables, prepaid expenses and other current assets, accounts payable, other payables and accrued liabilities, and deferred revenue have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term bank loans approximate the fair value based on the current yields of the debt instruments.

Transfers of financial assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in the accompanying statements of income. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the balance sheet at fair value.

Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on the Company’s balance sheet and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

Operating leases

The Company accounts for leases in accordance with ASC 842. The Company enters into operating leases for its office, which generally have lease terms of up to 2 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company does not have finance leases.

The Company determines if an arrangement is, or contains, a lease at inception. Operating lease assets represent the Company’s right to control the use of an identified asset for a period of time, or term, in exchange for consideration, and operating lease liabilities represent its obligation to make lease payments arising from the aforementioned right.

Operating lease right-of-use (“ROU”) assets and liabilities are initially recorded based on the present value of lease payments over the lease term, which includes the minimum unconditional term of the lease, and may include options to extend or terminate the lease when it is reasonably certain at the commencement date that such options will be exercised. As the rate implicit for each of the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate, based on the information available at the lease commencement date in determining the present value of its expected lease payments. Operating lease assets also include any initial direct costs and any lease payments made prior to the lease commencement date and are reduced by any lease incentives received. The Company has elected to not separate lease and non-lease components.

Operating lease assets are amortized on a straight-line basis in operating lease expense over the lease term on the unaudited condensed consolidated statements of operations. The related amortization of ROU assets along with the change in the operating lease liabilities are separately presented within the cash flows from operating activities on the unaudited condensed consolidated statements of cash flows. The Company records lease expense for operating leases on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2025 and 2024, the Company did not recognize impairment loss on its operating lease ROU assets.

Related parties

Parties, which can be a corporation or individual, or have the ability to influence the Company, are considered as related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent accounting pronouncements not yet adopted

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. As a result of the Company’s selection to use the extended transaction period for complying with new or revised accounting standards, the Company’s unaudited condensed consolidated financial statements may not be comparable to companies that comply with public company effective dates.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to disclose additional information about specific expense categories. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted and should be applied either prospectively or retroactively. The Company is expected to adopt this ASU on January 1, 2027. The Company is currently evaluating the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments were designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company has adopted this standard since the year ended December 31, 2024. See Note 16 – Segment Information.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU on January 1, 2025 did not have a material impact on its unaudited condensed consolidated financial statements and related disclosures.

In March 2024, the FASB issued Accounting Standards Update (ASU) 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. The amendments in this ASU remove references to various FASB Concepts Statements from the Accounting Standards Codification to avoid the potential for such references to override authoritative guidance. The ASU does not create new accounting requirements but clarifies existing guidance and improves the Codification’s clarity and consistency. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on January 1, 2025 did not have a material impact on its unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of June 30, 2025	As of December 31, 2024
	US$	US$
Accounts receivable	$689,996	$1,903,277
Allowance for credit losses	$(16,468)	$(22,336)
Total accounts receivable, net	$673,528	$1,880,941

Movements of allowance for credit losses are as follows:

	June 30, 2025	December 31, 2024
	US$	US$
Beginning balance	$22,336	$39,383
Provision for credit losses	(5,868)	125,651
Write-off	-	(142,698)
Ending balance	$16,468	$22,336

Note 4 – Other receivables

Other receivables consist of the following:

	As of June 30, 2025	As of December 31, 2024
	US$	US$
Sales, goods and services taxes receivables	$144,563	$193,226
Employee advances and others	8,580	8,580
Receivables from a factoring company (1)	-	169,465
Total other receivables	$153,143	$371,271

(1)	These receivables represent pledged accounts receivable received by the factoring company from the Company’s customers pending to be repaid to the Company with $25,816 for the six months ended June 30, 2025 and $143,761 for December 31, 2024 are pledged accounts receivable (see Note 3) associated with the secured borrowings – recourse factoring liabilities (see Note 8).

Note 5 – Prepaid expenses and other current assets

Prepaid paid expenses and other current assets consist of the following:

	As of June 30, 2025	As of December 31, 2024
	US$	US$
Prepaid expenses	348,105	367,961
Prepaid taxes	4,384	3,488
Security deposits	25,899	28,198
Total prepaid paid expenses and other current assets	$378,388	$399,647

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2025	As of December 31, 2024
	US$	US$
Office equipment	$170,654	$149,389
Furniture and fixtures	20,346	19,758
Subtotal	191,000	169,147
Less: accumulated depreciation	(175,470)	(146,281)
Total property and equipment, net	$15,530	$22,866

Depreciation expense for the six months ended June 30, 2025 and 2024 amounted to US$10,621 and US$10,201, respectively. During 2024, Knorex MY partially wrote off its office equipment and furniture and fixtures that were no longer in use.

Note 7 – Credit facilities

Long-term loans – bank

Outstanding balances on long-term bank loans consist of the following:

Bank Name	Repayment terms	Interest Rate	Collateral/ Guarantee	As of June 30, 2025	As of December 31, 2024
				US$	US$
United Overseas Bank Limited	Due monthly beginning in June 2022 to April 2026	3.00%	Guaranteed by the Company’s shareholders	376,174	547,547
The Development Bank of Singapore Limited	Due monthly beginning in September 2020 to August 2025	2.50%	Guaranteed by the Company’s shareholders	20,755	79,042
DBS Bank Ltd	Due monthly beginning in March 2024 to Feb 2028	7.75%	Guaranteed by the Company’s shareholders	50,791	55,784
Total long-term loans – bank				447,720	682,373
Less: Discount on debt instrument				(7,758)	(21,384)
Less: Current portion				(415,666)	(482,454)
Total				$24,296	$178,535

Short-term loans – third parties

Outstanding balances on short term loans – third parties consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2025	As of December 31, 2024
				US$	US$
Allen Peter Anthony	July and September 2025	30.0 and 78.0%	None	$250,000	150,000
Zeng Li Ren	September 2025	30.0%	None	450,000	300,000
Lee Kim Tah Foundation	September 2025	30.0%	None	250,000	250,000
Tan Tin Wee	September 2025	30.0%	None	50,000	50,000
Le Phu Khanh Huy	July and September 2025	30.0 and 78.0%	None	1,579,856	1,412,285
Oh Sock Ping	July 2025	78.0%	None	58,791	56,817
Yee Kee	August 2025	78.0%	None	297,875	-
Lim Li Wen Chloe	July 2025	78.0%	None	78,388	-
Lew Hui Pau	July 2025	78.0%	None	78,388	-
Teo Tian Seng	July 2025	78.0%	None	156,777	-
Kang Yan Pte. Ltd.	July 2025	78.0%	None	102,297	-
Zhu Zhi Qing	August 2025	78.0%	None	65,323	-
Yee Sze Wei	August 2025	78.0%	None	22,185	-
Jarrod Seah Chi Nam	August 2025	78.0%	None	100,000	-
Loo Tze Kian	July 2025	78.0%	None	50,000	-
Tan Choon Huat	July 2025	78.0%	None	100,000	-
Kan Yut Keong	July 2025	78.0%	None	90,000	-
Tan Tai Chew	July 2025	78.0%	None	20,000	-
Peh Ee Hong	July 2025	78.0%	None	100,000	-
VD Capital Pty. Ltd.	July 2025	10.0%	None	903,569	-
Ondeck Loan	December 2025	78.0%	None	180,596	-
Total				4,984,045	2,219,102
Less: Discount on debt instrument				(73,438)	-
Total short-term loans - bank				$4,910,607	$2,219,102

Amortization of discount on debt instruments in connection with the short term loans – third parties for the six months ended June 30, 2025 and 2024 amounted to US$122,397 and nil, respectively.

Convertible notes

The Company entered into a series of convertible note agreements with a group of investors and received approximately US$7.7 million (S$10,300,083) aggregate principal amount convertible promissory note over a period from April 2022 to July 20, 2022 (the “C-D Notes”). The C-D Notes shall bear interest at 5% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The C-D Notes have a mandatory automatic conversion feature, for which, upon the occurrence of the qualified equity financing, the C-D Notes plus accrued unpaid interest will be automatically converted into Class A Ordinary Shares at 70% issuance price or the C-D Notes will have a maturity conversion option using the Class A Ordinary Shares issuance price after 1 year from the issuance date of the C-D Notes. The investors of the C-D Notes have no redeemable option to redeem the notes.

The Company determined the C-D notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the C-D Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the C-D Notes as a debt instrument in its entirety. In March 2023, the Company converted the full balance of US$7,735,209 plus additional interest incurred from inception of the C-D Notes to the conversion date into 2,553,700 shares of the Company’s Class A Ordinary Shares.

In April and May 2024, the Company entered into five convertible note agreements with four investors and received approximately US$1.6 million aggregate principal amount convertible promissory notes with a conversion term of 6 months after the completion of the Company’s initial public offerings. One convertible note has a maturity date to be due in September 2025 and four convertible notes have a maturity date to be due in November 2025 (the “D-2 Notes”). The D-2 Notes shall bear interest at 8% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The conversion of the D-2 Notes will be at 70% of the proposed initial public offering (“IPO”) price or next round of financing. If IPO does not occur on or before the maturity date, the Company shall redeem the Note plus all accrued and unpaid interest in full, where the interest shall accrue at a rate of 20% instead of 8% per annum. The Company determined the D-2 Notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the D-2 Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the D-2 Notes as a debt instrument in its entirety.

In August and November 2024, the Company entered into four convertible note agreements with three investors and received approximately US$0.2 million aggregate principal amount convertible promissory notes with a conversion term of 6 months after the completion of the Company’s initial public offerings. Two convertible notes have a maturity date to be due in June 2026 (extended from February 2025), and two convertible notes have a maturity date to be due in May 2025 (the “D-2 Notes”). The D-2 Notes shall bear interest at 8% per annum until such balance to be converted into the Company’s Class A Ordinary Shares. The conversion of the D-2 Notes will be at 70% of the proposed initial public offering (“IPO”) price or next round of financing. If IPO does not occur on or before the maturity date, the Company shall redeem the Note plus all accrued and unpaid interest in full, where the interest shall accrue at a rate of 20% instead of 8% per annum. The Company determined the D-2 Notes are within the scope of ASC 480 as the total number of shares to be issued are not known at inception until the issuance price of the next round of equity financing would take place. The Company also determined that the embedded conversions in the D-2 Notes meets the scope exception to be considered indexed to a reporting’s own stock based on the two-step approach in accordance with ASC 815-40-15 and does not require to be separately accounted for as a derivative. As a result, the Company classified the D-2 Notes as a debt instrument in its entirety.

In February 2025, the Company signed the Amendment to the convertible note agreements for the aforementioned nine convertible notes to extend the maturity date to be due in June 2026. The interest rate increased from 8% per annum to 12% per annum beginning in February 2025. The conversion price of the D-2 Notes also amended to be 50% (amended from 70%) of the IPO price or next round of financing.

As of June 30, 2025 and December 31, 2024, convertible notes balance amounted to US$2,221,970 and US$1,900,965, respectively. Amortization of discount on debt instruments in connection with the convertible notes for the six months ended June 30, 2025 and 2024 amounted to US$15,265 and US$14,230, respectively.

Interest expenses in connection with the forementioned loans and convertible notes for the six months ended June 30, 2025 and 2024 amounted to US$858,205 and US$34,928, respectively.

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30, 2025	As of December 31, 2024
	US$	US$
Accrued expenses	$431,077	$233,689
Accrued payroll	343,836	425,322
Accrued interest	818,939	170,925
Accrued taxes payable	30,560	21,212
Accrued professional fees	405,548	289,302
Secured borrowings – recourse factoring liabilities (1)	103,264	575,043
Payables to third-party vendors or service providers for administrative activities	80,239	89,417
Reimbursement payables to employees	2,906	2,353
Refundable deposit	41,115	-
Total other payables and accrued liabilities	$2,257,484	$1,807,263

(1)	During the six months ended June 30, 2025, the Company has factored its accounts receivable with recourse and accounted for the transaction as secured borrowings and recorded as recourse factoring liabilities. The factoring company advanced 80% of the verified invoice amount to the Company and retain the 20% of the invoice amount as collateral until its customer fully repay the invoice amount. As at June 30, 2025, the carrying amount of the Company’s pledged accounts receivable associated with these liabilities amounted to $25,816 (Note 4), the Company has incurred $41,881 cost associated with the factoring arrangement and recorded as interest expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

Note 9 – Related party transactions

Related party balances

Other receivables - related party

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			US$	US$
Khar Heng Choo*	Chairman and Chief Executive Officer of the Company	Employee advance	37,278	-
Total			$37,278	$-

*	As of the issuance date of these accompanying unaudited condensed consolidated financial statements, these receivables have been repaid by the related party.

Short-term loans - related parties

Name of Related Party	Relationship	Term	Nature	As of June 30, 2025	As of December 31, 2024
				US$	US$
Truong Vinh Phu Le	Vice President of Operations of the Company	30% interest per annum, maturity date extended from 1/18/2025 to 9/9/2025	Working capital loan	$62,711	$104,221
Truong Vinh Phu Le	Vice President of Operations of the Company	30% interest per annum, maturity date extended from 2/7/2025 to 9/9/2025	Working capital loan	23,516	22,596
Truong Vinh Phu Le	Vice President of Operations of the Company	1.25% per week	Working capital loan	117,582	-
Truong Vinh Phu Le	Vice President of Operations of the Company	Non-interest bearing and due on demand	Working capital loan	47,033	-
Kheng Ee Lennon Teng	Group General Manager of the Company	30% interest per annum, maturity date extended from 1/18/2025 to 9/9/2025	Working capital loan	23,516	22,322
Kheng Ee Lennon Teng	Group General Manager of the Company	30% interest per annum, maturity date extended from 2/7/2025 to 9/9/2025	Working capital loan	15,678	15,064
Kheng Ee Lennon Teng	Group General Manager of the Company	Non-interest bearing and due on demand	Working capital loan	15,765	27,238
Kheng Ee Lennon Teng	Group General Manager of the Company	Non-interest bearing and due on demand	Working capital loan	27,436	-
Wilson Chandra	Director and President	Non-interest bearing and due on demand	Working capital loan	46,037	80,000
Total				$379,274	$271,441

Other payables - related parties

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			US$	US$
Kheng Ee Lennon Teng	Group General Manager of the Company	Employee reimbursement	2,818	2,642
Le Truong Vinh Phu	Vice President of Operations of the Company	Interest Accrual – Related Parties	52,061	10,668
Kheng Ee Lennon Teng	Group General Manager of the Company	Interest Accrual – Related Parties	14,830	4,772
Wilson Chandra	Director and President	Interest Accrual – Related Parties	1,749	2,029
Total			$71,458	$20,111

As of the issuance date of these accompanying unaudited condensed consolidated financial statements, these payables have been repaid partially to the related party.

Note 10 – Leases

On November 29, 2022, Knorex MY entered into a lease agreement of the office in Malaysia. The lease term was from December 1, 2022 to November 30, 2024. The lease payments are approximately $700 per month. The lease was early terminated on March 31, 2024.

On December 30, 2022, Knorex VN entered into a lease agreement of the office in Vietnam. The lease term was from January 1, 2023 to December 31, 2024. The lease payments are approximately $2,500 per month for the period commenced January 1, 2023 and ended May 31, 2023, approximately $2,800 per month for the period commenced June 1, 2023 and ended December 31, 2023, approximately $2,900 per month for the period commenced January 1, 2024 and ended December 31, 2024. The lease was expired on December 31, 2024. In January 2025, the Company renewed the lease for one year and extended the expiration date to be on December 31, 2025 approximately $3,000 per month.

On January 6, 2024, Knorex IN entered into a lease agreement of the office in India. The lease term was from February 15, 2024 to January 14, 2029. The lease payments are approximately $3,000 per month for the period commenced January 15, 2024 and ended January 14, 2025, approximately $3,100 per month for the period commenced January 15, 2025 and ending January 14, 2026, approximately $3,300 per month for the period commencing January 15, 2026 and ending January 14, 2027, approximately $3,500 per month for the period commencing January 15, 2027 and ending January 14, 2028, approximately $3,600 per month for the period commencing January 15, 2028 and ending January 14, 2029.

The components of the lease expenses consist of the following:

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$	US$
Operating lease cost
Lease expenses	$19,774	$39,475
Lease expenses – short-term	42,115	26,379
Total lease expenses	$61,889	$65,854

Weighted-average remaining term and discount rate related to leases were as follows:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Weighted-average remaining term
Operating lease	3.55 year	4.04 year
Weighted-average discount rate
Operating lease	6.85%	6.85%

The following table sets forth the Company’s minimum lease payments in future periods as of June 30, 2025:

	Operating lease	Short-term lease
	payments	payments	Total
	US$	US$	US$
Twelve months ending June 30, 2026	$38,515	$25,536	$64,051
Twelve months ending June 30, 2027	40,440	-	40,440
Twelve months ending June 30, 2028	42,462	-	42,462
Twelve months ending June 30, 2029	21,749	-	21,749
Total minimum lease payments	143,166	25,536	168,702
Less: discount	(16,611)	-	(16,611)
Present value of minimum lease payments	126,555	25,536	152,091
Less: minimum lease payments, current	(30,784)	(25,536)	(56,320)
Minimum lease payments, non-current	$95,771	$-	$95,771

Note 11 – Shareholders’ equity

Class A and B Ordinary shares

The Company is authorized to issue 90,000,000 shares of Class A Ordinary Shares of par value $0.0005 each and 10,000,000 shares of Class B Ordinary Shares of par value $0.0005 each.

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Except for any resolutions to be passed for the purpose of extending the five-year period from the date of issuance of the relevant Class B ordinary shares (subject to any extension) following which such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary shares (“Class B Validity Period”), each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to five votes on all matters subject to vote at our general meetings. In relation to any resolutions to be passed for the purpose of extending the Class B Validity Period, each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to one vote.

Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon (i) the expiration of the Class B Validity Period, and (ii) the transfer of Class B Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

No Class B Ordinary Share shall be transferred within the first two years from the date of its issuance unless prior written consent from all the Directors is obtained. Upon any transfer of Class B Ordinary Shares, such Class B Ordinary Shares shall be converted automatically to Class A Ordinary Shares. Class B Ordinary Shares are valid for 5 years from the date of issuance (the “Class B Validity Period”), after which the Class B Ordinary Shares shall automatically be converted into Class A Ordinary Shares. The Class B Validity Period may be extended for periods of 3 years (the “Extension”). Any Extension must be approved by both the holders of Class A Ordinary Shares and Class B Ordinary Shares by way of an ordinary resolution.

On February 26, 2024, the Company amended its authorized share capital from US$50,000 divided into 5,000,000 ordinary shares of par value US$0.01 each, to US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each of a single class. On September 25, 2024, the authorized share capital of our Company was further amended to US$50,000 divided into 100,000,000 ordinary shares of nominal or par value US$0.0005 each, comprising 90,000,000 Class A Ordinary Shares of par value US$0.0005 each and 10,000,000 Class B Ordinary Shares of par value US$0.0005 each. On September 25, 2024, the Company re-designated the 20 ordinary shares into 20 Class B Ordinary Shares at par value US$0.0005 each.

On September 30, 2024, the Company entered into restructuring agreement with the shareholders of Knorex SG, resulting in the shareholders of Knorex SG becoming 100% shareholders of the Company and the Company now owns 100% of Knorex SG. As part of the Reorganization, the Company has a total of 22,477,825 Class A Ordinary Shares of par value US$0.0005 each and 4,780,575 Class B Ordinary Shares of par value US$0.0005 each. As a result, since incorporation, the Company’s outstanding shares have increased from 1 share to become 27,258,400 ordinary shares.

The Company considered the change in its authorized share capital on February 26, 2024 to be a 1-for-20 split of its ordinary shares. The new issuance of an aggregate of 27,258,380 Class A Ordinary Shares of par value US$0.0005 each and Class B Ordinary Shares of par value US$0.0005 each on September 30, 2024 were part of the Reorganization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying unaudited condensed consolidated financial statements have been retroactively adjusted to reflect the share split.

As of June 30, 2025 and December 31, 2024, the Company has 22,642,538 and 22,477,825 Class A Ordinary Shares issued and outstanding, respectively.

As of June 30, 2025 and December 31, 2024, the Company has 4,780,575 and 4,780,575 Class B Ordinary Shares issued and outstanding.

Warrants

On April 1, 2024, the Company issued a total of 251,608 warrants to the Company’s Class A Ordinary Shares investors in connection Class A Ordinary Share equity financing. The Company estimates that the fair value of the warrants on the date of grant is US$277,609, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 56.83% using comparable companies, (2) risk-free interest rate of 4.72%, (3) expected life of 2 years, (4) exercise price of US$3.33 (70% of stock price), and (5) stock price of US$4.75 (the midpoint of the estimated proposed IPO price range of $4.00 and $5.50 per share).

In March 2024, a total of 810,425 warrants were exercised to subscribe for the Company’s Class A Ordinary Shares for a total consideration of approximately US$1.3 million.

On October 9, 2024, one of the Company’s warrant holders forfeited its exercise rights and cancelled its existing 67,850 warrants.

In January 2025, a batch of 4,527,387 warrants were cancelled and reissued with expiry dates of between March 4, 2026 and December 19, 2027, and exercise price of between US$1.497 and US$2.074. A second batch of 251,608 warrants was cancelled and reissued with exercise price of US$2.60 and expiry date of June 30, 2027 with an additional 170,161 warrants being issued as the previous warrants number were being estimated based upon the estimated IPO price of US$4.75, the midpoint of the estimated proposed IPO price range of $4.00 and $5.50 per share. The Company accounts for these cancellation and reissued warrants as modification of a freestanding equity-classified of warrants as an exchange of the original instrument for a new instrument that is not related to a financing transaction and recognized approximately US$1.2 million of the incremental fair value of the outstanding warrants as a dividend in accordance with ASC 815.

In January 2025, a total of 164,713 warrants were exercised to subscribe for 164,713 Class A Ordinary Shares for a total consideration of approximately US$0.2 million.

In June 2025, a total of 100,000 warrants were issued as part of the consideration of the issuance of short-term third party loans (see Note 7). The total consideration of the fair value of the warrants amounted to approximately US$0.2 million and recognized as debt discount to the short-term third party loans and credited to additional paid-in capital.

The summary of warrants activity is as follows:

	Warrants Outstanding	Warrants Exercisable	Class A Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)
				US$
December 31, 2023	5,570,275	5,570,275	5,570,275	$1.66	1.63
Granted	251,608 *	251,608	251,608	$3.33	2.00
Forfeited	-	-	-	$-	-
Exercised	(810,425)	(810,425)	(810,425)	$1.65	-
June 30, 2024	5,011,458	5,011,458	5,011,458	$1.74	1.15

December 31, 2024	4,943,608	4,943,608	4,943,608	$1.73	0.59
Granted	4,949,156	4,949,156	4,949,156	$1.65	1.85
Forfeited	(4,778,995)	(4,778,995)	(4,778,995)	$1.73	-
Exercised	(164,713)	(164,713)	(164,713)	$1.65	-
June 30, 2025	4,949,156	4,949,156	4,949,156	$1.65	1.38

*	The number of warrants were estimated based upon the IPO price of US$4.75, the midpoint of the estimated proposed IPO price range of $4.00 and $5.50 per share.

The outstanding warrants of Knorex SG were swapped over to the Company’s warrants upon the effectiveness of the Reorganization as discussed in Note 1.

Note 12 – Net loss per share

The Company computes loss per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Except as voting rights as discussed in Note 11, all other rights, including the liquidation and dividend rights, of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical. As a result, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A Ordinary Shares and Class B Ordinary Shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A Ordinary Shares and Class B Ordinary Shares:

	For the Six Months Ended June 30, 2025
	Class A Ordinary Shares	Class B Ordinary Shares
	US$	US$
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(3,813,302)	$(805,401)
Denominator
Number of shares used in per share computation	22,634,413	4,780,575
Basic and diluted loss per share	$(0.17)	$(0.17)

	For the Six Months Ended June 30, 2024
	Class A Ordinary Shares	Class B Ordinary Shares
	US$	US$
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(2,411,140)	$(525,394)
Denominator
Number of shares used in per share computation	21,939,026	4,780,575
Basic and diluted loss per share	$(0.11)	$(0.11)

For the six months ended June 30, 2025, the Company had dilutive securities from the outstanding convertible notes and warrants that are convertible into 1,409,815 and 4,949,156 of the Company’s Class A Ordinary Shares, respectively, were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

For the six months ended June 30, 2024, the Company had dilutive securities from the outstanding convertible notes and warrants that are convertible into 1,038,146 and 5,011,458 of the Company’s Class A Ordinary Shares, respectively, were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

The summary of anti-dilutive instruments is as follows:

	Warrants	Convertible Notes	Total
Common Stock subject to outstanding:
For the six months ended June 30, 2025	4,949,156	1,409,815	6,358,971
For the six months ended June 30, 2024	5,011,458	1,038,146	6,049,604

Note 13 – Income taxes

United States

Knorex US was incorporated in the State of Delaware and holds its operation in the state of California. Knorex US is subject to a federal income tax rate of 21% and California income tax rate of 8.84%.

Singapore

Knorex SG is incorporated in Singapore and is subject to Singapore income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first US$7,415 (S$10,000) taxable income and 50% of the next US$140,887 (S$190,000) taxable income are exempted from income tax.

Vietnam

The Company’s subsidiary operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20%.

Other Countries

The Company’s other subsidiaries with operations in other countries (Malaysia, Thailand, Australia, India, and China) are insignificant to its operations for the six months ended June 30, 2025 and 2024.

The United States and foreign components of income (loss) before income taxes were comprised of the following:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	US$	US$
U.S.	$(1,632,480)	$(796,897)
Singapore	(2,270,583)	(1,592,765)
Vietnam	(380,993)	-
Other Countries	(259,254)	(530,084)
Total loss before income taxes	$(4,543,310)	$(2,919,746)

The provision for income taxes consisted of the following:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	US$	US$
Current	$71,624	$16,248
Deferred	3,139	-
Provision for income taxes	$74,763	$16,248

The following table reconciles U.S. statutory rates to the Company’s effective tax rate:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024

U.S. federal statutory rate	21.0%	21.0%
State of California statutory rate	8.8%	8.8%
State of California tax deduction on federal	(1.8)%	(1.8)%
Tax rate differential outside of U.S.	(3.3)%	(8.5)%
Deferred tax assets relating to valuation allowance	(26.3)%	(20.1)%
Effective tax rate	(1.6)%	(0.6)%

The following table sets forth the significant components of the aggregate deferred tax assets of the Company:

	As of June 30, 2025	As of December 31, 2024
	US$	US$
Deferred Tax Assets
Net operating loss carryforwards – U.S.	$6,214,210	$5,575,673
Net operating loss carryforwards – Singapore	3,650,526	3,886,272
Net operating loss carryforwards – Other counties	719,100	718,791
Less: valuation allowance	(10,583,836)	(10,180,736)
Deferred tax assets, net	$-	$-

As of June 30, 2025 and December 31, 2024, the Company had net operating losses carry forward of approximately US$23.3 million and US$19.9 million, respectively, from the Company’s U.S. subsidiaries. The net operating losses can be carried forward indefinitely. Due to the Company’s U.S. subsidiaries have been operating at losses, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately US$6.2 million and US$5.6 million related to U.S. subsidiary as of June 30, 2025 and December 31, 2024, respectively.

As of June 30, 2025 and December 31, 2024, the Company and its Singapore subsidiary had net operating losses carry forward of approximately US$23.8 million and US$22.9 million, respectively, from the Company and its Singapore subsidiary. The net operating losses from the Company and its Singapore subsidiary can be carried forward indefinitely. Due to the Company and its Singapore subsidiary have been operating at losses, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately US$3.7 million and US$3.9 million related the Company and its Singapore as of June 30, 2025 and December 31, 2024, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2025 and 2024.

Note 14 – Concentrations of risks

(a) Major customers

For the six months ended June 30, 2025, one customer accounted for approximately 58.4% of the Company’s total revenues, which was individually more than 10% of the Company’s total revenues. For the six months ended June 30, 2024, one customer accounted for approximately 69.6% of the Company’s total revenues, which was individually more than 10% of the Company’s total revenues.

(b) Major vendors

For the six months ended June 30, 2025, two vendors accounted for approximately 53.4% and 18.1% of the Company’s total purchases, which were individually more than 10% of the Company’s total purchases. For the year ended June 30, 2024, three vendors accounted for approximately 40.8%, and 18.7% and of the Company’s total purchases, which were individually more than 10% of the Company’s total purchases.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to US$250,000 per depositor per insured bank. As of June 30, 2025 and December 31, 2024, the Company had cash balance of approximately US$49,000 and US$0.5 million, was maintained at banks in the United States, nil and of approximately US$55,000 was subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately US$56,788 (S$75,000) per account. This was raised to US$75,717 (S$100,000) with effect from 1 April 2024. As of June 30, 2025 and December 31, 2024, the Company had cash balance of approximately US$5,000 and US$48,000 was maintained at DI Scheme banks in Singapore, of which nil was subject to credit risk.

The Company’s cash balance in other countries (Malaysia, Thailand, Vietnam, Australia, India, and China) are insignificant to its operations as of June 30, 2025 and December 31, 2024.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 15 – Commitments and contingencies

Legal contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

Note 16 – Segment information

The Company operates as one operating segment, which primarily focuses on platform subscription fee, platform services, managed activations, and professional services. The Company’s chief executive officer is the chief operating decision-maker (“CODM”), manages and allocates resources to the operations of the Company on an entity-wide basis based on the U.S. and International (Singapore, Malaysia, Vietnam and India).

Disaggregated information of revenues by services is as follows:

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$	US$
Platform subscription fee	$1,219,089	$2,260,744
Platform services	1,599,347	3,140,050
Managed activations and professional services	7,945	96,624
Total revenues	$2,826,381	$5,497,418

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$	US$
U.S.	$2,538,797	$5,354,683
International	287,584	142,735
Total revenues	$2,826,381	$5,497,418

In addition, the key measure of segment profitability that the CODM uses to allocate resources and assess performance is net loss, as reported on the statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$	US$
Revenue	$2,826,381	$5,497,418
Media costs	(1,433,488)	(2,973,455)
Data costs	(475,048)	(687,358)
Infrastructure costs	(622,840)	(676,410)
Salary and benefits costs	(2,282,661)	(2,256,910)
Amortization of capitalized software development costs	(382,931)	(401,555)
Other cost of revenue	(5,167)	(33,757)
Other platform operations expenses	(269,416)	(264,160)
Other sales and marketing expenses	(179,701)	(273,637)
Other technology and development expenses	(203,054)	(201,199)
Other general and administrative expenses	(600,020)	(537,891)
Other segment expenses (income)	(915,365)	(110,832)
Provision for income taxes	(74,763)	(16,248)
Net loss	$(4,618,073)	$(2,935,994)

Note 17 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the date of these unaudited condensed consolidated financial statements were issued. Based on this review, except as disclosed below, the Company did not identify any other subsequent events that would require adjustment or disclosure in the unaudited condensed consolidated financial statements.

Initial Public Offering

On October 1, 2025, the Company closed of its initial public offering of an aggregate of 3,000,000 Class A ordinary shares at a public offering price of $4.00 per share for aggregate gross proceeds of $12.0 million, prior to deducting underwriting discounts and other offering expenses.